FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of January 2008
                                 29 January 2008



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Response to ITV decision released on 29 January 2008



29 January 2008


                      BSkyB response to Secretary of State

BSkyB Group plc ("Sky") notes today's announcement by the Secretary of State for Business, Enterprise and Regulatory Reform in respect of Sky's minority shareholding in ITV plc. The company will give careful consideration to the announcement and confirm any further steps in due course.


                                      End

Enquiries:

Analysts/Investors:

Robert Kingston                             Tel: 020 7705 3726
Francesca Pierce                            Tel: 020 7705 3337

E-mail: investor-relations@bskyb.com

Press:

Robert Fraser                               Tel: 020 7705 3036
Bella Vuillermoz                            Tel: 020 7800 2651

E-mail: corporate.communications@bskyb.com


Note

Any appeal by Sky following the Secretary of State's decision must be lodged by Monday 25 February 2008.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 29 January 2008                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary